APPLICATION FOR WITHDRAWAL
                   OF POST-EFFECTIVE AMENDMENTS NO. 1 AND 2 TO
             REGISTRATION STATEMENT ON FORM S-3, FILE NO. 333-87965

                      Pursuant to Rule 477 of Regulation C
                  under the Securities Act of 1933, as amended


1.       Full name of registrant:  Pollution Research and Control Corp.
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2.       Address of registrant's principal executive offices:
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         506 Paula Avenue, Glendale, California  91201

3.       Registrant's telephone number:  (818) 247-7601
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4.        Registrant's Reasons for Requesting Withdrawal of Post-Effective
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          Amendments No. 1 and 2 to Registration Statement on Form S-3, File No.
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          333-87965: Pollution Research and Control Corp. (the "Company") was
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          advised by several sources that, under Rule 462(b) of Regulation C under the Securities Act of 1933, as amended (the "Act"), additional securities of the same class as the securities included in an earlier registration statement could be registered in a post-effective amendment to the registration statement so long as the maximum aggregate offering price thereof did not exceed 20% of the maximum aggregate offering price for the securities set forth in the "Calculation of Registration Fee" table contained in such earlier registration statement. Accordingly, on March 23, 2000, the Company filed Post-Effective Amendment No. 1 (the "Amendment No. 1") to the Registration Statement on Form S-3, File No. 333-87965 (the "Registration Statement"), covering an aggregate of 150,000 shares of common stock, no par value per share (the "Common Stock"), of the Company, the maximum aggregate offering price of which shares ($817,190) did not exceed 20% of the maximum aggregate offering price of the shares of Common Stock ($4,116,400) set forth in the "Calculation of Registration Fee" table contained in the Registration Statement. The Registration Statement was filed with the Securities and Exchange Commission on September 28, 1999. The shares of Common Stock covered by the Amendment No. 1 included (i) 100,000 shares of Common Stock owned of record by Brittanica Associates Limited; (ii) 25,000, 14,500, 14,500 and 10,000 shares of Common Stock underlying options owned of record by Mr. Anthony Reneau, Mr. Mike Hamdan, Ms.
          Paz Laroya and Mr. Robert Klein, respectively, and (iii) 45,000 shares of Common Stock underlying an 18%-$500,000 face amount subordinated convertible debenture due December 1, 1999, and a 12%-$300,000 face amount subordinated convertible debenture due June 1, 2000 (collectively, the "Debentures"). Subsequent to the filing of the Amendment No. 1, the Company was verbally advised by the Commission that the only shares of Common Stock that were properly included therein were the 45,000 shares underlying the Debentures. Accordingly, on June 20, 2000, the Company filed the Post-Effective Amendment No. 2 (the "Amendment No. 2") to the Registration Statement in order to properly register the 100,000 shares of Common Stock owned by Brittanica and the aggregate 64,000 shares of Common Stock underlying the options (collectively, the "Shares"). Subsequent to this filing, the Commission verbally advised the Company that the Shares could only be properly registered in a new Registration Statement on Form S-3.

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          Thereafter, on October 26, 2000, the Company filed the Registration
          Statement on Form S-3, File No. 333-48554 (the "Form S-3"), covering a total of 1,725,788 shares of Common Stock, including the Shares. The Form S-3 did not include the shares of Common Stock underlying the Debentures because it was no longer necessary to register them. Based upon the foregoing, the Company hereby requests that the Amendments No. 1 and No. 2 be withdrawn as provided in Rule 477 of Regulation C under the Act and because such withdrawal would be consistent with the public interest and the protection of investors.

Date:  November 3, 2000               POLLUTION RESEARCH AND CONTROL CORP.


                                       By: /s/ Albert E. Gosselin, Jr.
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                                           Albert E. Gosselin,  Jr., President,
                                           Chief Executive Officer and Chairman
                                           of the Board of Directors